July 9, 2015

Re:	Telefónica, S.A. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 001-09531

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Spirgel:

Thank you for your letter dated June 24, 2015 setting forth a comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2014 (the “2014 Form 20-F”) of Telefónica, S.A. (“Telefónica”, also referred to in this letter as the “Company” and “we”), which was filed with the Commission on February 27, 2015.

We appreciate your understanding in affording us the time necessary to prepare our response, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the caption from the Staff’s comment letter in boldface text.

In providing this response, and in response to the Staff’s request, we hereby acknowledge that:

•	Telefónica is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Telefónica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss our response with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-482-8536 or fax: 011-34-91-727-1425; or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Miguel Escrig Melia
Miguel Escrig Melia Chief Financial Officer Telefónica, S.A.

ANNEX A

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects, page 76

D. Trend Information, page 95

1.	We note that your consolidated revenues have declined each year from 2010 through 2014. We also note a general downward trend in several of your other financial statement line items (operating income, profit for the year and net cash from operating activities). Although you discuss the effect that foreign exchange rates have had on your operating results and financial condition in recent years (e.g. 2013 vs. 2014), you should expand your discussion to address any long term adverse trends and the specific steps management is taking to reverse the declines. For example, we note a Reuters article from October 3, 2014 which indicates that the company lost mobile clients in its Spanish home market in July 2014 for the 39th straight month but seems to be focusing on growing its number of optical fiber customers.

In response to the Staff’s comment, we supplementally advise the Staff that we expect to include disclosure in Item 5.D Trend Information substantially consistent with the disclosure set forth below, updated for the year ended December 31, 2015, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

Proposed Disclosure

Telefónica is one of the world’s leading mobile and fixed communications services providers, with a strategy focused on becoming a leader in digital communications to support future growth.

Several broad trends and developments have affected Telefónica in recent years which have contributed to a general downward trend in certain of Telefónica’s key performance indicators during the 2012-2014 period.

•	First, changes in foreign exchange rates, particularly during 2014 with the depreciation of the Argentine peso and the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar, have affected Telefónica’s revenue growth.

•	Second, after a period of significant expansion, Telefónica has generally reduced the scope of its activities and exited certain countries in recent years to reduce its level of indebtedness and strengthen Telefónica’s capacity for future growth.

•	Third, changing consumption habits have resulted in reduced demand for fixed voice and mobile voice services and increased demand for mobile data services, such as watching videos and internet browsing on a smartphone, but not at a pace sufficient to offset the decline in fixed and mobile voice revenues in a number of Telefónica’s key markets.

•	Fourth, Telefónica’s business is highly regulated, which both affects its revenues and imposes costs on its operations. For example, regulations fix the rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years.

•	In addition, and particularly in Spain, regulators have promoted competition in recent years by, for example, adopting policies which allow alternative operators access to Telefónica’s networks. This intense competition has exerted downward pressure on Telefónica’s tariff structure, adversely affecting revenues, and led to increased commercial expenses, adversely affecting margins.

•	Finally, weak economic conditions in Europe generally and in Spain in particular have been a key driver of revenue trends in recent years, leading to a reduced demand for many of Telefónica’s products and services.

These trends and developments have contributed to a general downward trend in certain of Telefónica’s key performance indicators during the 2012-2014 period, with revenues decreasing by 19.2% to 50,377 million euros for the year ended December 31, 2014 from 62,356 million euros for the year ended December 31, 2012 and operating income, profit for the year and net cash from operating activities decreasing during this period by 35.4%, 26.1% and 19.9%, respectively.

In this context, Telefónica has taken several steps designed to transform its business in order to return to sustainable profitable growth by strengthening its business model, improving its competitive position, increasing its efficiency and capturing synergies from the integrated approach of its business, processes and technologies.

•	First, to meet changing consumption habits, Telefónica has developed new business models based on mobile data centric proposals, bundled services, including converged fixed and mobile services, and digital capacities as part of a group-wide digital transformation drive. A key component of this effort has been increased investments in fiber and Long Term Evolution technology, which Telefónica believes will allow it to further monetize data and digital services. In this regard, Telefónica has significantly increased its number of data-driven accesses, including 61.5 million new data plans, 1.8 million new Pay-TV accesses and 1.5 million new fiber accesses during the 2012-2014 period.

•	Second, Telefónica has strengthened its competitive position through a strategy of portfolio improvement and in-market consolidation in key markets like Germany (with the acquisition of the E-Plus Group), Brazil (with the acquisition of GVT) and Spain (with the acquisition of Distribuidora de Televisión Digital, S.A. (DTS)). We believe that these strategic acquisitions in core markets, coupled with recent divestitures in non-core markets, will increase Telefónica’s capacity for future growth and allow Telefónica to capture significant synergies.

•	Finally, Telefónica has launched a simplification program designed to enable growth and transformation across its businesses; capture Group-wide synergies; simplify its commercial offerings (as it has done with the launch of “Movistar Fusión” bundle packages in Spain); modernize its information technology (“IT”), network and global processes (through increased IT investment and commercial and customer care cost-reduction efforts); and improve its channels by increasing back-office efficiency. As part of this program, Telefónica has also sought to boost efficiency by increasing its outsourcing of support functions.

In addition to the positive effects on our financial performance that we expect from these steps, we believe that Telefónica is positioned to benefit from the return to GDP growth in Europe, which began in 2014, as well as the potential implementation of the European Commission’s recently announced Digital Single Market package of legislative measures, as we believe Telefónica is prepared to thrive in a policy environment that supports innovation and investment for the benefits of end users.